                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (Amendment No. 12)(1)

                         AMBASSADORS INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   023178 10 6
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 22, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          Note.  The  Schedules  filed in paper  format  shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

--------
     (1)  The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

------------------------                                ------------------------
CUSIP No. 023178 10 6                  13D                   Page 2 of 17 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|

                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,208,351 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,208,351 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,208,351 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     20.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 023178 10 6                  13D                   Page 3 of 17 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|

                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

------------------------                                ------------------------
CUSIP No. 023178 10 6                  13D                   Page 4 of 17 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           MLF Offshore Fund Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|

                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                322,186 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                322,186 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          322,186 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

------------------------                                ------------------------
CUSIP No. 023178 10 6                  13D                   Page 5 of 17 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Offshore Fund II Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|

                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                374,321 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                374,321 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     374,321 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

------------------------                                ------------------------
CUSIP No. 023178 10 6                  13D                   Page 6 of 17 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|

                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,511,844 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,511,844 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,511,844 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

------------------------                                ------------------------
CUSIP No. 023178 10 6                  13D                   Page 7 of 17 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|

                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

------------------------                                ------------------------
CUSIP No. 023178 10 6                  13D                   Page 8 of 17 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|

                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,511,844 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,511,844 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,511,844 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

------------------------                                ------------------------
CUSIP No. 023178 10 6                  13D                   Page 9 of 17 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|

                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,511,844 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,511,844 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,511,844 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

------------------------                                ------------------------
CUSIP No. 023178 10 6                  13D                   Page 10 of 17 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|

                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,208,351 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,208,351 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,208,351 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     20.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

------------------------                                ------------------------
CUSIP No. 023178 10 6                  13D                   Page 11 of 17 Pages
------------------------                                ------------------------

         The  following  constitutes  Amendment No. 12  ("Amendment  No. 12") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as  specifically  amended by this  Amendment  No. 12,  the  Schedule  13D remains in full force and effect.

         Item 2 is hereby amended in its entirety to read as follows:

         This  Schedule  13D  is  filed  by MLF  Partners,  L.P.  ("MLFP"),  MLF
Investments,   LLC  ("MLFI"),   MLF  Offshore  Portfolio  Company,   L.P.  ("MLF
Offshore"), MLF Offshore Fund Ltd. ("MLF Offshore Fund I"), MLF Offshore Fund II
Ltd. ("MLF Offshore Fund II"), MLF Cayman GP, Ltd. ("MLF  Cayman"),  MLF Capital
Management, L.P. ("MLF Capital"), MLF Holdings, LLC ("MLF Holdings") and Matthew
L. Feshbach (together with MLFI, MLF Holdings,  MLF Offshore,  MLF Offshore Fund
I, MLF Offshore Fund II, MLF Cayman and MLF Capital,  the "Reporting  Persons"),
who act as a group with regards to certain aspects of shares of Common Stock.

         MLFI is a limited liability  company,  organized and existing under the laws of the  State  of  Delaware.  The  principal  business  of MLFI is  private investment  consulting  and  acting  as the  investment  advisor  of  MLFP,  MLF
Offshore,  MLF Offshore Fund I and MLF Offshore Fund II. The business address of
MLFI is 455 N. Indian Rocks Road, Suite B, Belleair Bluffs, Florida 33770.

         Matthew L. Feshbach is an individual  whose business  address is 455 N.
Indian Rocks Road,  Suite B,  Belleair  Bluffs,  Florida  33770.  His  principal occupation is managing member of each of MLFI and MLF Holdings.

         MLFP is a limited partnership  organized and existing under the laws of the State of Delaware.  MLFP is a limited partner in MLF Offshore. The principal business of MLFP is private investment consulting.  The business address of MLFP is 455 N. Indian Rocks Road, Suite B, Belleair Bluffs, Florida 33770.

         MLF Offshore is a limited partnership  organized and existing under the laws of the Cayman  Islands.  MLF Offshore  Fund I and MLF Offshore  Fund II are
limited  corporations  organized  and  existing  under  the  laws of the  Cayman
Islands. The principal  businesses of MLF Offshore,  MLF Offshore Fund I and MLF
Offshore Fund II are private investment consulting.  MLF Cayman is a corporation organized  and  existing  under the laws of the Cayman  Islands.  The  principal business  of MLF  Cayman is  private  investment  consulting  and  acting as the general  partner of MLF  Offshore.  The business  address of MLF  Offshore,  MLF
Offshore  Fund I, MLF  Offshore  Fund II and MLF  Cayman  is c/o  Trident  Trust
Company  (Cayman) Ltd., One Capital  Place,  P.O. Box 847, Grand Cayman,  Cayman
Islands, B.W.I.

         MLF Capital is a limited  partnership  organized and existing under the laws of the State of Delaware.  The principal  business of MLF Capital is acting as general partner of MLFP and as sole  shareholder of MLF Cayman.  MLF Holdings is a limited  liability  company,  organized and existing  under the laws of the state of Delaware.  The principal business of MLF Holdings is private investment and acting as the general  partner of MLF Capital.  The business  address of MLF
Capital and MLF Holdings is 455 N. Indian Rocks Road,  Suite B, Belleair Bluffs,
Florida 33770.

         During the last five  years,  none of MLFP,  MLFI,  MLF  Offshore,  MLF
Offshore Fund I, MLF Offshore Fund II, MLF Cayman, MLF Capital, MLF Holdings, or
Mr.  Feshbach has been  convicted in a criminal  proceeding  (excluding  traffic violations or similar  misdemeanors).  In addition,  during the last five years, none of MLFP, MLFI, MLF Offshore,  MLF Cayman, MLF Capital,  MLF Holdings or Mr.
Feshbach  has  been  a  party  to  a  civil   proceeding   of  any  judicial  or
administrative body of competent  jurisdiction as a result of which it or he was or is subject to a judgment,  decree, or final order enjoining future violations of,  or  prohibiting  or  mandating  activities  subject  to,  federal  or state securities laws or finding any violation with respect to such laws.

         Item 3 is amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

         As of September 26, 2006, MLFP  beneficially  owned 1,511,844 shares of
Common Stock. MLFI, Mr. Feshbach, MLF Holdings, and MLF Capital may be deemed to

------------------------                                ------------------------
CUSIP No. 023178 10 6                  13D                   Page 12 of 17 Pages
------------------------                                ------------------------

beneficially  own the shares of Common  Stock  owned by MLFP.  The funds used to purchase such shares of Common Stock came from the working  capital of MLFP. The aggregate cost of such shares of Common Stock is approximately $19,346,259.

         As of  September  26,  2006,  MLF Offshore  Fund I  beneficially  owned
322,186  shares  of  Common  Stock.  MLFI  and Mr.  Feshbach  may be  deemed  to beneficially  own the shares of Common Stock owned by MLF  Offshore  Fund I. The funds used to purchase such shares of Common Stock came from the working capital of MLF  Offshore  Fund I. The  aggregate  cost of such shares of Common Stock is approximately $4,044,167.

         As of September  26,  2006,  MLF Offshore  Fund II  beneficially  owned
374,321  shares  of  Common  Stock.  MLFI  and Mr.  Feshbach  may be  deemed  to beneficially  own the shares of Common Stock owned by MLF Offshore  Fund II. The funds used to purchase such shares of Common Stock came from the working capital of MLF Offshore  Fund II. The  aggregate  cost of such shares of Common Stock is approximately $4,801,727.

         Items 5(a) and (b) are amended in their entirety to read as follows:

Item 5. Interests in Securities in the Issuer.

         (a) Each of MLFI and Mr. Feshbach beneficially owns 2,208,351 shares of
Common Stock or 20.7% of the shares of Common Stock  outstanding.  Each of MLFP,
MLF Capital and MLF Holdings  beneficially owns 1,511,844 shares of common stock or  14.2% of the  shares  of  common  stock  outstanding.  MLF  Offshore  Fund I beneficially owns 322,186 shares of common stock or 3.0% of the shares of common stock  outstanding.  MLF Offshore Fund II  beneficially  owns 374,321  shares of common stock or 3.5% of the shares of common stock outstanding. MLF Offshore and
MLF Cayman do not  beneficially  own any shares of Common  Stock.  The aggregate percentage of shares of Common Stock  reported owned by each person named herein is based upon 10,649,618  shares of Common Stock outstanding as of July 27, 2006
(as  disclosed in the Issuer's  report for the  quarterly  period ended June 30,
2006 on Form 10-Q).

         (b) Each of MLFI and Mr.  Feshbach shares the power to vote and dispose or to direct the vote and  disposition of 2,208,351  shares of Common Stock,  or
20.7% of the shares of Common Stock  outstanding.  Each of MLFP, MLF Capital and
MLF  Holdings  shares  the power to vote and  dispose  or to direct the vote and disposition of 1,511,844 shares of common stock or 14.2% of the shares of common stock  outstanding.  MLF Offshore Fund I has the power to vote and dispose or to direct the vote and disposition of 322,186 shares of common stock or 3.0% of the shares of common stock  outstanding.  MLF Offshore Fund II has the power to vote and dispose or to direct the vote and  disposition  of 374,321  shares of common stock or 3.5% of the shares of common  stock  outstanding.  MLF Offshore and MLF
Cayman do not have the power to vote or dispose of any shares.

         Item 5(c) is hereby amended to include the following:

         (c)  Schedule A hereto lists the  transactions  effected by each of the
Reporting Persons during the past 60 days.

         Item 7 is hereby amended to include the following:

         Item 7. Material to be Filed as Exhibits.

         EXHIBIT NO.       DESCRIPTION

              2.           Joint Filing  Agreement by and among MLF Investments,
                           LLC, MLF Partners,  L.P., MLF Offshore Fund I, L.td.,
                           MLF Offshore  Fund II, Ltd.,  MLF Offshore  Portfolio
                           Company,  L.P.,  MLF Cayman  GP,  Ltd.,  MLF  Capital
                           Management,  L.P.,  MLF Holdings,  LLC and Matthew L.
                           Feshbach, dated September 26, 2006.

             [The remainder of this page was purposely left blank.]

------------------------                                ------------------------
CUSIP No. 023178 10 6                  13D                   Page 13 of 17 Pages
------------------------                                ------------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2006

                                        /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        MATTHEW L. FESHBACH

                                         MLF INVESTMENTS, LLC

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        MLF PARTNERS, L.P.

                                        By: MLF Investments, LLC,
                                            General Partner

                                        By: MLF Holdings, LLC,
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                        By: MLF Cayman GP, Ltd.
                                            Title: General partner

                                        By: MLF Capital Management, L.P.
                                            Sole shareholder

                                        By: MLF Holdings, LLC,
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title: President

                                        MLF OFFSHORE FUND LTD.

                                        By: MLF INVESTMENTS, LLC,
                                            its investment adviser

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

------------------------                                ------------------------
CUSIP No. 023178 10 6                  13D                   Page 14 of 17 Pages
------------------------                                ------------------------

                                        MLF OFFSHORE FUND II LTD.

                                        By: MLF INVESTMENTS, LLC,
                                            its investment adviser

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        MLF CAYMAN GP, LTD.

                                        By: MLF Capital Management, L.P.
                                            Sole shareholder

                                        By: MLF Holdings, LLC,
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title:  President

                                        MLF CAPITAL MANAGEMENT, L.P.

                                        By: MLF Holdings, LLC
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title:  President

                                        MLF HOLDINGS, LLC

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

------------------------                                ------------------------
CUSIP No. 023178 10 6                  13D                   Page 15 of 17 Pages
------------------------                                ------------------------

                                   SCHEDULE A

       TRANSACTIONS IN THE SHARES OF COMMON STOCK DURING THE PAST 60 DAYS

A. Transactions by MLF Partners, L.P.

         Shares of Common Stock                                  Date of
          Purchased/Transferred     Price Per Share ($)     Purchase/Transfer
                 14,035                    $32.46               09/22/06

B. Transactions by MLF Offshore Fund Ltd.

         Shares of Common Stock                                  Date of
          Purchased/Transferred     Price Per Share ($)     Purchase/Transfer
                  2,324                    $32.46               09/22/06

C. Transactions by MLF Offshore Fund II Ltd.

         Shares of Common Stock                                  Date of
          Purchased/Transferred     Price Per Share ($)     Purchase/Transfer
                  3,641                    $32.46               09/22/06

------------------------                                ------------------------
CUSIP No. 023178 10 6                  13D                   Page 16 of 17 Pages
------------------------                                ------------------------

                                    EXHIBIT 1

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

         Pursuant to Regulation  Section  240.13d-1(k)(1)  promulgated under the
Securities  Exchange  Act of 1934,  the  undersigned  hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to beneficial  ownership by each of the  undersigned  of common stock of
Ambassadors International Inc., and that such statement shall be filed on behalf of each of them.

         This Agreement may be executed in any number of  counterparts,  each of which shall be deemed an original.

Dated: September 26, 2006

                                        /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        MATTHEW L. FESHBACH

                                         MLF INVESTMENTS, LLC

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        MLF PARTNERS, L.P.

                                        By: MLF Investments, LLC,
                                            General Partner

                                        By: MLF Holdings, LLC,
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                        By: MLF Cayman GP, Ltd.
                                            Title: General partner

                                        By: MLF Capital Management, L.P.
                                            Sole shareholder

                                        By: MLF Holdings, LLC,
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title: President

                                        MLF OFFSHORE FUND LTD.

                                        By: MLF INVESTMENTS, LLC,
                                             its investment adviser

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

------------------------                                ------------------------
CUSIP No. 023178 10 6                  13D                   Page 17 of 17 Pages
------------------------                                ------------------------

                                        MLF OFFSHORE FUND II LTD.

                                        By: MLF INVESTMENTS, LLC,
                                            its investment adviser

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        MLF CAYMAN GP, LTD.

                                        By: MLF Capital Management, L.P.
                                            Sole shareholder

                                        By: MLF Holdings, LLC,
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title:  President

                                        MLF CAPITAL MANAGEMENT, L.P.

                                        By: MLF Holdings, LLC
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title:  President

                                        MLF HOLDINGS, LLC

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member